UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. )

GrowBlox Sciences, Inc.

(Name of Issuer)

Common Stock, $.0001 Par Value per share

(Title of Class of Securities)

399847102

(CUSIP Number)

August 15, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.399847102	13G	Page 2 of 12 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Strategic Turnaround Equity Partners, LP (Cayman) 98-0498777

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF	5.	SOLE VOTING POWER

SHARES		340,000

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		340,000

PERSON	8.	SHARED DISPOSITIVE POWER

WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

340,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.053% (1)

12.	TYPE OF REPORTING PERSON*

PN

 1 Based on 64,495,701 shares of common stock outstanding as of August 9, 2016, as reported in Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016.

CUSIP No. 399847102	13G	Page 3 of 12 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Galloway Capital Management, LLC (“GCM”) 90-0000838

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER

SHARES		340,000

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		340,000

PERSON	8.	SHARED DISPOSITIVE POWER

WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

340,000[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.053%

12.	TYPE OF REPORTING PERSON*

IN

1 Based on 64,495,701 shares of common stock outstanding as of August 9, 2016, as reported in Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016.

CUSIP No. 399847102	13G	Page 4 of 12 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Tumbleweed Holdings, Inc. (“Tumbleweed”) 34-1413104

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER

SHARES		120,000

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		120,000

PERSON	8.	SHARED DISPOSITIVE POWER

WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.0186% (1)

12.	TYPE OF REPORTING PERSON*

IN

1 Based on 64,495,701 shares of common stock outstanding as of August 9, 2016, as reported in Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016.

CUSIP No.399847102	13G	Page 5 of 12 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

GH Ventures, LLC (“GH Ventures”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER

SHARES		1,970,000

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		1,970,000

PERSON	8.	SHARED DISPOSITIVE POWER

WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.05% (1)

12.	TYPE OF REPORTING PERSON*

IN

1 Based on 64,495,701 shares of common stock outstanding as of August 9, 2016, as reported in Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016.

CUSIP No. 399847102	13G	Page 6 of 12 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Gary Herman (“Herman”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER

SHARES

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		2,430,000

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		2,430,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,430,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.76% (1)

12.	TYPE OF REPORTING PERSON*

IN

1 Based on 64,495,701 shares of common stock outstanding as of August 9, 2016, as reported in Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016.

CUSIP No. 399847102	13G	Page 7 of 12 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Seth Lukash (“Lukash”)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER

SHARES		1,970,000

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		120,000

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		1,970,000

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		120,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,090,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.24% (1)

12.	TYPE OF REPORTING PERSON*

IN

1 Based on 64,495,701 shares of common stock outstanding as of August 9, 2016, as reported in Form 10-Q filed with the Securities and Exchange Commission on August 15, 2016.

CUSIP No. 399847102	13G	Page 8 of 12 Pages

Item 1(a).	Name of Issuer:

GrowBlox Sciences, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

3550 W. Teco Avenue, Las Vegas, NV 89118

Item 2(a).	Name of Persons Filing:

Strategic Turnaround Equity Partners, L.P. (Cayman)(“STEP”), Galloway Capital Management, LLC (“GCM”), Tumbleweed Holdings, Inc. (“Tumbleweed”), GH Ventures, LLC (“GH Ventures”), Gary Herman (“Herman”)and Seth Lukash (“Lukash”).

Item 2(b).	Address of Principal Business Office, or if None, Residence:

Strategic Turnaround Equity Partners, L.P. (Cayman): c/o Galloway Capital Management, LLC (Cayman), 720 Fifth Avenue, 10th Floor, New York, NY 10019. Tumbleweed Holdings, Inc., GH Ventures, LLC, and Gary Herman, 720 Fifth Avenue, 10th Floor, New York, NY 10019. Seth Lukash, 597 Westport Avenue, B343, Norwalk, CT 06851.

Item 2(c).	Citizenship:

Strategic Turnaround Equity Partners, L.P. (Cayman): Cayman Islands; Tumbleweed Holdings, Inc.: United States; GH Ventures, LLC: United States; Gary Herman: United States; and Seth Lukash: United States.

Item 2(d).	Title of Class of Securities:

This statement on Schedule 13G is being filed with respect to Common Stock, $0.0001 par value per share (the “Common Stock”) of the Issuer.

Item 2(e).	CUSIP Number:

399847102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

CUSIP No. 399847102	13G	Page 9 of 12 Pages

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14)of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 399847102	13G	Page 10 of 12 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

(b)	Percent of class:

The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

(c)	Number of shares as to which such person has:

The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

(1)  1,970,000 shares owned by GH Ventures, an entity for which Mr. Herman has the power to vote and dispose the shares; 340,000 shares owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (“STEP”) for which Mr. Herman is a member of the General Partner, Galloway Capital Management, LLC, and has the power to vote and dispose the shares; and 120,000 shares owned by Tumbleweed Holdings, Inc. (“Tumbleweed”) for which Mr. Herman is an officer and director and has the power to vote and dispose the shares. As a result, he may be deemed to indirectly beneficially own the shares held by STEP and disclaim beneficial ownership except to the extent of and direct ownership interests by virtue of his respective interests, if any, in STEP.

(2) Mr. Lukash is an officer and director of Tumbleweed and may be deemed to have the power to vote and dispose of the shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities check the following ☐.

Not Applicable

Item 6.	Ownership of More Than Five (5%) Percent on Behalf of Another Person.

As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than Galloway, none of whom, holds five percent or more of the securities reported herein.

CUSIP No. 399847102	13G	Page 11 of 12 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2016

Strategic Turnaround Equity Partners, LP (Cayman)

By:	/s/ Gary Herman
Name: Gary Herman

Title:	Managing Member of Galloway Capital Management, LLC
the General Partner
Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

By:	/s/ Gary Herman
Name: Gary Herman
Title: Managing Member

Tumbleweed Holdings, Inc.

By:	/s/ Seth Lukash
Name: Seth Lukash
Title: President

GH Ventures, LLC

By:	/s/ Gary Herman
Name: Gary Herman
Title: Member

Gary Herman

/s/ Gary Herman

Seth Lukash

/s/ Seth Lukash